SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 19, 2005

Commission File Number 333-08072

Provalis plc

(Translation of registrant’s name into English)

Newtech Square Deeside Industrial Park

Deeside Flintshire CH5 2NT

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc

	By:		/s/ Lee Greenbury
		Name:	Lee Greenbury
		Title:	Company Secretary

Date: October 19, 2005

Provalis plc

Preliminary results for the year ended 30 June 2005

Provalis plc (LSE: PRO), the international medical diagnostics and pharmaceuticals group, has today published preliminary results for the year ended 30 June 2005.

	FY 2005		FY 2004
Group Sales	£10.4	m	£12.9	m
Pre-Tax Loss	£(5.6	)m	£(1.8	)m
Loss per Share	(1.5	)p	(0.6	)p

In publishing these results, Frank Harding, Chairman of Provalis plc, commented:

“The financial year ended 30 June 2005 was challenging, with some real successes but some disappointments. Although sales by the Medical Diagnostics and Pharmaceutical businesses were lower than anticipated, the Medical Diagnostics business in particular made good progress with operational and strategic developments.

“The Board recognises that future success for the Pharmaceuticals business is dependent on obtaining and successfully selling new products and is in active discussions over a number of exciting prospects. The business has already been granted exclusive rights to sell Erdotin™, which is used in the treatment of respiratory disease, with launch expected towards the end of the current financial year.

“The Medical Diagnostics business’ full focus is on the direct selling of in2it™ A1c to the USA, as that is where its ultimate success will be determined. We are committed to delivering the quality product needed to achieve this.”

19 October 2005

Enquiries
Provalis plc www.provalis.com
Peter Woodford, Chief Executive	Today 020 7457 2020
Peter Bream, Finance Director	Thereafter 01244 288888

College Hill
Adrian Duffield/Corinna Dorward,	020 7457 2815/2803

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group’s products, which are at various stages of development; the generation of sufficient operating cash flow by the Group’s pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group’s research and development activities; the success of the Group’s research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group’s products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group’s possible need for additional capital in the short, medium and/or long term; the Group’s intellectual property position and the success of patent applications for its products and technologies; the Group’s dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group’s sector; and other factors beyond the Group’s control that may cause the Group’s available capital resources to be used more quickly than expected. These and other factors that could affect the Company’s future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company’s registered address.

Financial review

As indicated in the July trading update, Group sales were £10.4m (2004: £12.9m). Sales by the pharmaceutical businesses fell to £9.1m (2004: £11.4m), with the planned cessation of the distribution of the Dr Falk products from 31 December 2004 accounting for £1.1m of this fall and a further £1.3m coming from the reduction in sales of Diclomax® following the introduction of a generic competitor. Medical Diagnostics sales were broadly in line with the previous year at £1.3m (2004: £1.5m), although dominated by the sales of Glycosal® cartridges rather than the mix of cartridges and analysers experienced in 2004.

Although selling and distribution costs increased as the Group increased its US sales infrastructure for its diagnostics products, administration costs and R&D costs were reduced.

The Group recognised as exceptional items £0.6m of the final payment received from the agreed termination of the Dr Falk distribution agreement and £0.1m of the final settlement of the arbitration against Dimethaid International Inc.

The Group reported a pre-tax loss of £5.6m (2004: loss £1.8m) and a loss per share of 1.5p (2004: loss 0.6p).

Cash outflow from operating activities was £4.3m (2004: £1.5m) with net debt at the end of the year at £0.7m. In September 2004, the Group successfully raised £2.5m, net of expenses, through a placing of new shares amounting to just under 10% of its share capital. In February 2005 a borrowing facility of up to £5m was arranged with the Bank of Scotland, and this was extended by a further £3m during October 2005. It is intended that this will be repaid or will be replaced by more permanent funding during the year.

Review of Operations

Medical Diagnostics

The Medical Diagnostics business’ lead product, in2it™ A1c, was granted USA registration, CLIA waiver and NGSP certification. These are all the authorisations needed to allow in2it™ A1c, which is a fully automated “point of care” diagnostic test, to be marketed in the USA for use in the management of diabetes in doctors’ offices, diabetes clinics, hospitals, pharmacies and similar facilities.

The first shipments of in2it™ A1c were made to the USA in December 2004. As is common with such complex products, teething troubles emerged over the next few months. As a result, the Group stopped shipments until the enhancements immediately required had been made, with shipments recommencing in July 2005. As usual, there is a continuing process of improving and enhancing in2it™ A1c which is designed to deliver a product that will fully satisfy all of the demands of the market.

Sales of in2it™ A1c to the US are managed by Provalis’ US sales management team. This gives the Group access to the market place and facilitates an efficient supply chain, the close monitoring of sales, direct access to customer reaction and, compared to sales through third party distributors, higher margins. The team has developed excellent relationships with potential customers, operates closely with both regional and local distributors and provides technical sales support.

Provalis’ strategy is to appoint regional or local distributors for in2it™ A1c throughout the rest of the world. Distribution partners for the key markets in Europe have been identified and discussions with each are at an advanced stage.

The analyser is manufactured in China but released to the market from Provalis’ Deeside facility. The Group’s supply partner already has the capacity to cover any significant increase in demand for the product.

The components for the test cartridge are manufactured by a supplier in Europe. The cartridges are then assembled, filled, packed and released to the market from Provalis’ Deeside facility. In the first few months after the initial launch of in2it™ A1c, cartridge manufacturing capacity was limited. However, the planned expansion of Provalis’ manufacturing capacity has been completed on schedule, and capacity is now available to meet increases in demand through the rest of this year and well into 2006, with plans in place for further expansion thereafter when necessary.

Sales of Glycosal®, the Group’s first generation diabetes diagnostic test, continue, albeit at slightly lower levels than in 2004. As expected, demand from the USA has lessened, but interest has remained steady elsewhere, with the product now being sold through our two distributors into markets such as India and China.

Pharmaceuticals

Sales in the Pharmaceuticals business were, as expected, lower than the previous year, as Provalis ceased to distribute the Dr Falk range of products in December 2004. Additionally, and in common with the rest of the industry, the Pharmaceuticals business had to decrease its UK selling prices for the remainder of its products for the second half of the year by an average of 7%. This was as a result of the implementation by the Department of Health of the revised UK Pharmaceutical Pricing Regulation Scheme (PPRS).

The rate of decline in sales of Diclomax®, a pain-relieving NSAID that is the most significant product marketed and sold by the Pharmaceuticals business, was greater than anticipated. Sales were first affected by general concern about all NSAIDs following Merck’s well publicised withdrawal of Vioxx from the market in September 2004, despite Diclomax® having been in use without any questions as to its safety for over ten years and it not being a Cox 2 inhibitor such as Vioxx. This effect was compounded by the introduction onto the UK market of a new generic competitor product. Taken together, this had the effect of creating turbulent market conditions for Diclomax® and similar products. However, the Board now believes that sales of Diclomax® have stabilised, albeit at a lower level than in previous years.

Sales of Calceos®, a product to prevent or treat osteoarthritis and the second largest of the business’ products by sales, grew 19% to £0.7m. Sales of the other products sold by this division were in line with the previous year.

As a result of the difficulties encountered during the year, the number of sales representatives in the business’ sales force was allowed to reduce through natural wastage.

Vaccines

Whilst the Group has negligible exposure to any costs associated with its former vaccines programmes, it does have potential income from those partners with whom it has entered into licensing agreements. During the year, Chiron renewed its option to a licence of Provalis’ Group B streptococcus vaccine candidate and Aventis Pasteur signed an option agreement for a licence to Provalis’ vaccine candidates to prevent streptococcus pneumoniae infection.

IFRS

The Board has conducted an initial assessment of the potential impact of IFRS on Provalis’ reporting. In addition to presentational changes, it is expected that the main impact will be on accounting for development expenditure and accounting for share based payments.

NASDAQ listing

During the year it was decided to terminate the Group’s ADR programme in the USA and to de-list from NASDAQ, thus reducing compliance costs significantly, freeing management time and avoiding unnecessary and onerous commitments. This process remains on track for completion during this calendar year.

Outlook

Following Peter Woodford’s appointment as Interim Chief Executive Officer, the Board is undertaking a comprehensive strategic review of the Group’s activities. This will encompass optimising the commercialisation of all of the Group’s products and achieving the repayment or replacement of the bank funding, which may include realising value from the sale of assets. Provalis expects to announce the outcome of this review by the end of this calendar year.

The Board recognises that future success for the Pharmaceuticals business is dependent on obtaining and successfully selling new products. In an increasingly competitive environment, it is becoming more difficult to identify new products and secure rights to them. However, the business continues to pursue all opportunities that arise and is in active discussions over a number of exciting prospects.

Provalis has already been granted exclusive rights to sell Erdotin™, a second generation oral mucolytic to be used in the treatment of respiratory disease. Erdotin™ is now in the late stages of regulatory review and it is expected that launch will take place during the current financial year. Respiratory diseases cost the NHS more than any other disease area, and as there is already considerable medical support for this product, the Board expects it to be a significant addition to the product portfolio.

The prospects for the Medical Diagnostics business remain encouraging. Shipment to the USA only recommenced in July 2005, and despite positive feedback from early users of these products, it is too early to predict how successful the product will be in the year ahead.

The in2it™ analyser as a platform can be used to run a number of tests. The Group is evaluating further tests and development of the first, for high sensitivity c-reactive protein, is progressing.

The Medical Diagnostics business’ full focus is on the direct selling of in2it™ A1c to the USA, as that is where its ultimate success will be determined. The Group remains committed to delivering the quality product needed to achieve this.

	Notes	Before exceptional items 2005 £’m		Exceptional items note 3 2005 £’m		Total 2005 £’m		Before exceptional items 2004 £’m		Exceptional items note 3 2004 £’m		Total 2004 £’m
Turnover

– continuing activities	2	10.4		—		10.4		12.9		—		12.9
Cost of sales		(5.6)		—		(5.6)		(5.6)		—		(5.6)

Gross profit		4.8		—		4.8		7.3		—		7.3
Selling and distribution expenses		(4.6)		—		(4.6)		(4.0)		—		(4.0)
Administration expenses
Amortisation of intangible assets		(1.5)		—		(1.5)		(1.4)		—		(1.4)
Administration costs		(3.4)		—		(3.4)		(3.5)		—		(3.5)
Research and development costs		(1.6)		—		(1.6)		(1.7)		—		(1.7)
		(6.5)		—		(6.5)		(6.6)		—		(6.6)

Operating loss
– continuing activities		(6.3)		—		(6.3)		(3.3)		—		(3.3)
Profit on variation of distribution agreement
– continuing activities	3	—		0.6		0.6		—		1.0		1.0
Compensation arising from Dimethaid arbitration – continuing activities	3	—		0.1		0.1		—		0.4		0.4

(Loss) on ordinary activities before interest		(6.3)		0.7		(5.6)		(3.3)		1.4		(1.9)
Interest receivable and similar income		—		—		—		0.1		—		0.1

(Loss) on ordinary activities before taxation		(6.3)		0.7		(5.6)		(3.2)		1.4		(1.8)
Tax on loss on ordinary activities		0.3		—		0.3		(0.3)		—		(0.3)

(Loss) for the financial year		(6.0)		0.7		(5.3)		(3.5)		1.4		(2.1)

(Loss) per share – basic and diluted	4	(1.7	)p	0.2	p	(1.5	)p	(1.1	)p	0.5	p	(0.6	)p

	Notes	2005 £’m	2004 £’m
Fixed assets
Intangible assets		9.6	11.1
Tangible assets		2.2	1.8

		11.8	12.9

Current assets
Stocks		1.9	2.1
Debtors		1.7	3.7
Cash and deposits		0.6	1.8

		4.2	7.6
Creditors: Amounts falling due within one year		(3.7)	(5.4)

Net current assets		0.5	2.2

Total assets less current liabilities		12.3	15.1
Creditors: Amounts falling due after more than one year		(0.1)	(0.1)

Net assets	2	12.2	15.0

Capital and reserves
Called-up share capital		3.6	3.3
Share premium account		26.3	24.1
Merger reserve		96.3	96.3
Profit and loss account		(114.0)	(108.7)

Equity shareholders’ funds		12.2	15.0

Reconciliation of operating loss to net cash outflow from operating activities

	Notes	2005 £’m	2004 £’m
Operating loss		(6.3)	(3.3)
Depreciation of tangible fixed assets		0.6	0.6
Amortisation of intangible fixed assets		1.5	1.4
Decrease (Increase) in stocks		0.2	(0.2)
(Decrease) Increase in creditors		(0.8)	0.1
Decrease (Increase) in debtors		0.5	(0.1)

Net cash outflow from operating activities		(4.3)	(1.5)

Cash Flow Statement
Net cash outflow from operating activities		(4.3)	(1.5)

Returns on investments and servicing of finance
Interest received		—	0.1

Net cash inflow from returns on investments and servicing of finance		—	0.1

Taxation
Research and development tax credit repaid		(0.1)	—

Net cash outflow from taxation		(0.1)	—

Capital expenditure and financial investment
Purchase of intangible fixed assets		(1.8)	(4.6)
Purchase of tangible fixed assets		(1.0)	(0.8)
Compensation arising from Dimethaid arbitration	3	0.2	0.3
Proceeds on variation of distribution agreement	3	2.0	1.5
Deferred income – Welsh Assembly Grant		—	0.2

Net cash outflow from capital expenditure and financial investment		(0.6)	(3.4)

Net cash outflow before management of liquid resources and financing		(5.0)	(4.8)

Management of liquid resources
Decrease in short term deposits		0.1	4.9

Net cash inflow from management of liquid resources		0.1	4.9

Financing
Issue of ordinary shares		2.5	—
Receipts from short term borrowings		1.3	—

Net cash inflow from financing		3.8	—

(Decrease) increase in cash		(1.1)	0.1

Reconciliation of net cash flow to movement in net funds (debt)

	2005 £’m	2004 £’m
(Decrease) increase in cash in the year	(1.1)	0.1
Cash inflow resulting from increase in debt financing	(1.3)	—
Decrease in short term deposits	(0.1)	(4.9)

Movement in net funds in the year	(2.5)	(4.8)
Net funds at start of year	1.8	6.6

Net funds (debt) at end of year	(0.7)	1.8

Analysis of changes in net funds (debt)

	As at 1 July 2004 £’m	Cash flow £’m	As at 30 June 2005 £’m
Cash	1.7	(1.1)	0.6
Bank revolving credit facility due within one year	—	(1.3)	(1.3)
Short term deposits	0.1	(0.1)	—

Net funds (debt)	1.8	(2.5)	(0.7)

Short term deposits have a maturity of more than 24 hours but less than twelve months. Cash includes cash in hand and deposits repayable on demand.

	2005 £’m	2004 £’m
(Loss) for the financial year	(5.3)	(2.1)

Total recognised gains and losses relating to the year	(5.3)	(2.1)

Reconciliation of Movements in Shareholders’ Funds

For the year ended 30 June 2005

	2005 £’m	2004 £’m
Shareholders’ funds at the beginning of the year	15.0	17.1
Share issue	2.6	—
Share issue costs	(0.1)	—
(Loss) for the financial year	(5.3)	(2.1)

Shareholders’ funds at the end of the year	12.2	15.0

1.	Accounting policies and basis of preparation

The financial information set out in this announcement does not constitute the company’s statutory accounts for the years ended 30 June 2004 or 2005 but is derived from those accounts.

Statutory accounts for the year ended 30 June 2004 have been delivered to the registrar of companies. The auditors have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Statutory accounts for the year ended 30 June 2005 will be delivered to the registrar of companies in due course. The auditors have issued a report on those accounts which was (i) unqualified, (ii) included a reference to the uncertainty over going concern to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985. A copy of these accounts will be available from the company’s registered office at Newtech Square, Deeside Industrial Park, Deeside, Flintshire, CH5 2NT.

The preliminary financial information has been prepared using accounting policies consistent with those adopted in the previous statutory accounts (to 30 June 2004).

Going Concern

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss of the Group for that period.

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

The following paragraphs summarise the issues and basis on which the directors have reached their conclusion.

The directors are reassessing the Group’s strategy, in particular to determine how the Group can ensure a successful commercialisation of in2it, and thereby increase shareholder value. The directors also reviewed in detail the Group’s budget for the current financial year and its projections for the subsequent financial year, including cash flows and funding requirements, and concluded that additional funding would be required and that as part of its strategy the Group may need to realise value from the sale of assets.

At 30 June 2005 the Group had debt of £1.3m drawn down on the £3m revolving credit facility, available from the Bank of Scotland with the £2m asset finance facility available from the same bank unutilised. These facilities are secured by fixed and floating charges against the Group’s assets in favour of the Bank of Scotland.

In October 2005 the Group arranged an additional £3m overdraft facility with the Bank of Scotland to give greater flexibility to the Group’s financing. The terms and conditions of the overdraft are such that it is repayable on demand and is available until February 2006 at which time this additional facility may be renegotiated or repaid. The directors’ view is that the successful implementation of the Group’s strategy, including any sale of assets, will allow this amended financing to be repaid or renegotiated during the year ending June 2006.

As a consequence of this review, the directors have formed a judgement that, at the time of approval of the accounts, the Group has strategies in place that would, if successfully implemented, generate sufficient resources to continue operating for the foreseeable future. Although there can be no certainty as to the outcome, for these reasons the directors continue to prepare the financial statements on a going concern basis.

2.	Segmental analysis

(a) Analysis by geographical segment

The analysis by geographical segment of the Group’s turnover, profit on ordinary activities before taxation and net assets is set out below:

Turnover

	By destination		By origin
	2005 £’m	2004 £’m	2005 £’m	2004 £’m
UK	8.8	10.9	10.4	12.9
Europe	0.4	0.7	—	—
US	1.0	1.3	—	—
Rest of World	0.2	—	—	—

	10.4	12.9	10.4	12.9

(Loss) on ordinary activities before taxation

	2005 £’m	2004 £’m
UK	(4.7)	(1.9)
US	(0.9)	—

(Loss) on ordinary activities before interest	(5.6)	(1.9)
Net interest receivable	—	0.1

	(5.6)	(1.8)

Net assets

	2005 £’m	2004 £’m
Net assets – all located in the UK	12.2	15.0

2.	Segmental analysis (continued)

(b) Analysis by class of business

The analysis by class of business segment of the Group’s turnover, profit (loss) on ordinary activities before taxation and net assets is set out below:

Turnover

	2005 £’m	2004 £’m
Continuing activities
– Medical Diagnostics	1.3	1.5
– Pharmaceuticals	9.1	11.4

	10.4	12.9

(Loss) profit on ordinary activities before taxation

	2005			2004
	Ordinary activities £’m	Exceptional items £’m	Total £’m	Ordinary activities £’m	Exceptional items £’m	Total £’m
Continuing activities
– Medical Diagnostics(1)	(4.5)	—	(4.5)	(3.1)	—	(3.1)
– Pharmaceuticals	(0.1)	—	(0.1)	1.8	—	1.8
– Common costs	(1.7)	—	(1.7)	(2.0)	—	(2.0)
– Compensation arising from Dimethaid arbitration	—	0.1	0.1	—	0.4	0.4
– Net interest receivable	—	—	—	0.1	—	0.1
Profit on variation of distribution agreement	—	0.6	0.6	—	1.0	1.0

	(6.3)	0.7	(5.6)	(3.2)	1.4	(1.8)

Notes

(1)	Medical Diagnostics’ loss is stated inclusive of R&D spend of £1.6m (2004: £1.7m).

Net assets

	2005 £’m	2004 £’m
– Medical Diagnostics	2.8	1.7
– Pharmaceuticals	10.8	10.9

Net operating assets	13.6	12.6
Unallocated assets including cash and deposits	(1.4)	2.4

Net assets	12.2	15.0

3.	Exceptional items

	2005 £’m	2004 £’m
Profit on variation of distribution agreement – continuing activities(1)	0.6	1.0
Dimethaid arbitration – continuing activities(2)	0.1	0.4

Notes

(1)	The profit on variation of distribution agreement of £0.6m (£1.0m in the year ended June 2004) relates to profit recognised on payments arising from the variation of the distribution agreement with Dr Falk Pharma. The final payment of £2.0m was received in January 2005.
(2)	In December 2003 the Group announced that the arbitration against Dimethaid International Inc (DII) following Dimethaid’s termination of the Pennsaid® distribution agreement had been decided in Provalis’ favour. The Group was awarded a total of £1.6m although, because of continued uncertainty in the receipt of these monies, the award was only recognised by the Group in its accounts to the extent that its recovery was considered to be sufficiently certain. In the accounts for the year ended June 2004 the Group recognised receipts of £0.7m offset by £0.3m of costs with £0.9m outstanding. In January 2005, the directors of DII advised that the company was insolvent and Provalis subsequently accepted a payment of £0.1m in full and final settlement of the outstanding amount.
(3)	There are no taxation consequences of the above exceptional items due to the availability of tax losses.

4.	Earnings per share

	2005		2004
	£’m	p	£’m	p
Earnings per share are based on:

(Loss) after exceptional items attributable to ordinary shareholders	(5.3)	(1.5)	(2.1)	(0.6)
Exceptional items	(0.7)	(0.2)	(1.4)	(0.5)

Loss before exceptional items attributable to ordinary shareholders	(6.0)	(1.7)	(3.5)	(1.1)

	2005 Number	2004 Number
Weighted average number of shares	356,297,655	330,644,450

There are no share options that have a dilutive effect on the earnings per share calculations.

END